Filed pursuant to Rule 433

Registration No. 333-210061

Supplementing the Preliminary

Prospectus Supplement

dated March 10, 2016

(To Prospectus dated March 10, 2016)

KKR & Co. L.P.

Pricing Term Sheet

12,000,000 Units

6.75% Series A Preferred Units

March 10, 2016

The information in this pricing term sheet relates to KKR & Co. L.P.’s offering of its 6.75% Series A Preferred Units (the “Offering”) and should be read together with the preliminary prospectus supplement dated March 10, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 10, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-210061.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.  Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars.

Issuer:	KKR & Co. L.P. (the “Partnership”)

Title of Security:	6.75% Series A Preferred Units (the “Units”)

Size:	$300,000,000 (12,000,000 Units)

Over-allotment Option:	$45,000,000 (1,800,000 Units)

Liquidation Preference:	$25.00 per Unit

Maturity:	Perpetual

Distribution Rate:	At a rate per annum equal to 6.75% only when, as and if declared. Distributions on the Units are non-cumulative.

Distribution Payment Dates:	The 15th of each March, June, September and December, commencing on June 15, 2016.

Optional Redemption:

The Units may be redeemed at the Partnership’s option, in whole or in part, at any time on or after June 15, 2021 at a price of $25.00 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Holders of the Units will have no right to require the redemption of the Units.

Change of Control Redemption:

If a Change of Control Event (as described in the prospectus supplement) occurs prior to June 15, 2021, the Units may be redeemed at the Partnership’s option, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Distribution Rate Step-Up Following Change of Control Event:

If (i) a Change of Control Event occurs (whether before, on or after June 15, 2021) and (ii) the Partnership does not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Units, the distribution rate per annum on the Units will increase by 5.00%, beginning on the 31st day following such Change of Control Event.

Trade Date:	March 10, 2016

Expected Settlement Date:	March 17, 2016 (T+5)

Public Offering Price:	$25.00 per Unit

Underwriting Discounts and Commissions:	$0.7875 per Unit for retail orders $0.5000 per Unit for institutional orders

Net Proceeds (before expenses) to the Partnership:	$290,717,900

Listing:	The Partnership intends to apply to list the Units on the New York Stock Exchange under the symbol “KKR PR A”.

CUSIP/ISIN:	48248M 201 / US48248M2017

Anticipated Ratings*:	BBB+ (S&P) / BBB+ (Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Mizuho Securities USA Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.